SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)

Suez
(Name of Issuer)

Ordinary Shares, nominal value Eur 2 each
(Title of Class of Securities)

864686100*
(CUSIP Number)

December 31, 2006
(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d - 1(b) [ ] Rule 13d - 1(c) [ X ] Rule 13d - 1(d)
* This CUSIP relates to American Depositary Shares, each of which represent one ordinary share

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall be deemed to be “filed’ for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 864686100	13G	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crédit Agricole S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER shares: 27,014,040 voting rights: 50,621,456
	6	SHARED VOTING POWER[1] shares: 31,508,493 voting rights: 41,034,578
	7	SOLE DISPOSITIVE POWER shares: 27,014,040 voting rights: 50,621,456
	8	SHARED DISPOSITIVE POWER[1] shares: 31,508,493 voting rights: 41,034,578
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares: 58,522,533 voting rights: 91,656,034
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 shares: 4.6%[2] voting rights: 6.4%[3]
12		TYPE OF REPORTING PERSON* CO

_________________________

1               Of the shares listed in response to this item, 15,433,700 shares representing the same number of voting rights are held by Calyon, a subsidiary of Crédit Agricole S.A., under the terms of an international employee savings scheme that Calyon administers on behalf of the Issuer. Calyon disclaims beneficial ownership of these shares. Under the terms of the international employee savings scheme established under French law, individual employees hold investment power with respect to these shares and voting power with respect to these shares is exercised by an entity representative of the employees of the Issuer.

2              Calculated on the basis of 1,273,627,601 Ordinary Shares, which, based on publicly available information, was the number of Ordinary Shares outstanding as of January 4, 2007.

3              Calculated on the basis of 1,426,220,770 voting rights, which, based on publicly available information, was the number of voting rights outstanding as of January 4, 2007.

CUSIP No. 864686100	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Suez

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16, rue de la Ville l’Evêque, 75008 Paris, France

Item 2(a)	Name of Person Filing:

Crédit Agricole S.A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

91-93 Bd. Pasteur, 75015 Paris, France

Item 2(c)	Citizenship:

France

Item 2(d)	Title of Class of Securities:

Ordinary Shares, Eur 2 nominal value each

Item 2(e)	CUSIP Number:

864686100 (CUSIP for American Depositary Shares, each represents one Ordinary Share of the class)

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 58,522,533 shares representing 91,656,034 voting rights[4]
(b) Percent of class: 4.6%[5] of the shares and 6.4%[6] of the voting rights
(c) Number of shares as to which the person has:

_________________________

4               Of the shares listed in response to this item, 15,443,700 shares representing the same number of voting rights are held by Calyon, a subsidiary of Crédit Agricole S.A., under the terms of an international employee savings scheme that Calyon administers on behalf of the Issuer. Calyon disclaims beneficial ownership of these shares. Under the terms of the international employee savings scheme and applicable French law, individual employees hold investment power with respect to these shares and voting power with respect to these shares is exercised by an entity representative of the employees of the Issuer.

5              Calculated on the basis of 1,273,627,601 Ordinary Shares, which, based on publicly available information, was the number of Ordinary Shares outstanding as of January 4, 2007.

6              Calculated on the basis of 1,426,220,770 voting rights, which, based on publicly available information, was the number of voting rights outstanding as of January 4, 2007.

CUSIP No. 864686100	13G	Page 4 of 5 Pages

(i)	Sole power to vote or direct the vote:	27,014,040 shares
(ii)	Shared power to vote or direct the vote:	31,508,493 shares[7]
(iii)	Sole power to dispose or to direct the disposition of:	27,014,040 shares
(iv)	Shared power to dispose or to direct the disposition of:	31,508,493 shares[7]

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

Not Applicable

  _________________________

7               Of the shares listed in response to this item, 15,443,700 shares representing the same number of voting rights are held by Calyon, a subsidiary of Crédit Agricole S.A., under the terms of an international employee savings scheme that Calyon administers on behalf of the Issuer. Calyon disclaims beneficial ownership of these shares. Under the terms of the international employee savings scheme and applicable French law, individual employees hold investment power with respect to these shares and voting power with respect to these shares is exercised by an entity representative of the employees of the Issuer.

CUSIP No. 864686100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007

/s/ Alain Seuge

By: Alain Seuge

Title: Head of Group Compliance